News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

Elk Valley Coal Reaches New Five-Year Labour Agreement
at Fording River

CALGARY, May 10, 2006 /CNW/ - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that Elk Valley Coal and Local 7884 of the United Steel Workers have agreed to a new five-year collective agreement at the Fording River operations in southeast British Columbia. The agreement covers the period from May 1, 2006 to April 30, 2011. The Fording River operations have an annual production capacity of approximately 10 million tonnes of coal.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of May 10, 2006 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Dermot Lane

Director, Corporate Communications

403-260-9816

Email: investors@fording.ca

Website: www.fording.ca